ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 16

INSURED		BOND NUMBER

Principal Variable Contracts Funds, Inc.		87154124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2024	January 31, 2024 to January 31, 2025	/S/ Catherine Dalton
In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE

Principal Real Asset Fund	July 31, 2024
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0002.1-00 (01/02)